AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ECLIPS ENERGY TECHNOLOGIES, INC.

The undersigned, being the Chief Executive Officer and a member of the Board of Directors of EClips Energy Technologies, Inc., a Florida corporation, hereby certifies that the following Articles constitute the Amended and Restated Articles of Incorporation of EClips Energy Technologies, Inc., as of the date of execution set forth below.

ARTICLE I

Corporate Name and Principal Office

The name of this corporation is EClips Energy Technologies, Inc. and its principal office and mailing address shall be 3900 31st Street North, St. Petersburg, Florida 33714.

ARTICLE II

Commencement of Corporate Existence

The corporation shall come into existence on September 23, 1997.

ARTICLE III

General Nature of business

The corporation may transact any lawful business for which corporations may be incorporated under Florida law.

ARTICLE IV

Capital Stock

Common Stock: The aggregate number of shares of stock authorized to be issued by this corporation shall be 750,000,000 shares of common stock, each with a par value of $.0001.  Each share of issued and outstanding common stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

Preferred Stock:  The Corporation is authorized to issue 100,000,000 shares of $.0001 par value Preferred Stock.  The Board of Directors is expressly vested with the authority to divide any or all of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established, provided, however, that the rights and preferences of various series may vary only with respect to:

(a)

the rate of dividend;

(b)

whether the shares maybe called and, if so,  the call price and the terms  and conditions of call;

(c) the amount payable upon the shares in the event of voluntary and involuntary liquidation;

(d) sinking fund provisions, if any, for the call or redemption of the shares;

(e)

the terms and conditions, if any, on which the shares may be converted;

(f)

voting rights; and

(g)

whether the shares will be cumulative, noncumulative or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

The Board of Directors shall exercise the foregoing authority by adopting a resolution setting forth the designation of each series and the number of shares therein, and fixing and determining the relative rights and preferences thereof.  The Board of Directors may make any change in the designation, terms, limitations and relative rights or preferences of any series in the same manner, so long as no shares of such series are outstanding at such time.

Within the limits and restrictions, if any, stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series, the Board of Directors is authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of such series.  In case the number of shares of any series shall be so decreased, the share constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Series “A” Convertible Preferred Stock

The Series “A” Convertible Preferred Stock (the “Preferred Stock”) shall bear interest for a period of 12 months from the date of issuance at the rate of five percent (5%) per annum, compounded quarterly (at 1.25% per quarter), payable in cash or in shares of common stock of the Corporation. The principal amount upon which such interest is calculated shall be set forth in the written agreement for acquisition of the Preferred Stock.

Subject to applicable laws regulating the transfer and/or conversion of unregistered securities, the Preferred Stock shall be convertible at the election of the holder thereof into shares of common stock of the Corporation after a period of one year from the date of issuance.  The number of shares of common stock of the Corporation to be issued upon conversion of the shares of Preferred Stock shall be subject to the terms of the written agreement for acquisition of the Preferred Stock, as negotiated between the Corporation and the Preferred Stock shareholder.

The Series “A” Convertible Preferred Stock shall be limited to 100,000 shares and have no voting rights. The asset distribution preference shall be at par value ($.0001) per share.

Series “B” Convertible Preferred Stock

The Series “B” Convertible Preferred Stock (the “Preferred Stock”) may be converted by holder at any time into common stock prior to the sixty (60) month anniversary of the execution of the Agreement and Plan of Acquisition regarding Advanced Alternative Energy, Inc. (the “Acquisition Agreement”).  The conversion shall be based upon the face value of the Preferred Stock which is $3,500,000 worth of common shares of World Energy Solutions, Inc.  The number of common shares received upon conversion shall be based on the average of the five (5) day closing price prior to the conversion date.  For example, if the shares traded at an average five day closing price of $1.00 per share, then 3,500,000 common shares will be issued upon conversion of all of the Preferred Stock.  The average five day closing price per share of the common stock shall be no less than one cent ($0.01) per share.  The common shares will be salable pursuant to Rule 144.

Anytime after six months and before the 60th month anniversary of the Acquisition Agreement, World Energy Solutions, Inc. will have the right (but not the obligation) at its sole discretion, to repurchase any or all of the shares of Preferred Stock that have not been converted as follows:

Within 12 months – 105% value

Within 13 and 24 months – 110% value

Within 25 – 36 months – 115% value

Greater than 36 months – 120% value

There will be no coupon associated with the Preferred Stock.  The Series “B” Convertible Preferred Stock shall have no voting rights.  The asset distribution preference shall be at face value ($3,500,000) and be subordinate to the Series “A” Convertible Preferred Stock.

Series “C” Convertible Preferred Stock

The Series “C” Convertible Preferred Stock (the “Preferred Stock”) may be converted by holder at any time into common stock prior to the sixty (60) month anniversary of the execution of the Agreement and Plan of Acquisition regarding H-Hybrid Technologies, Inc. (the “Acquisition Agreement”).  The conversion shall be based upon the face value of the Preferred Stock which is $3,750,000 worth of common shares of World Energy Solutions, Inc.  The number of common shares received upon conversion shall be based on the average of the five (5) day closing price prior to the conversion date.  For example, if the shares traded at an average five day closing price of $1.00 per share, then 3,750,000 common shares will be issued upon conversion of all of the Preferred Stock.  The average five day closing price per share of the common stock shall be no less than one cent ($0.01) per share.  The common shares will be salable pursuant to Rule 144.

Anytime after six months and before the 60th month anniversary of the Acquisition Agreement, World Energy Solutions, Inc. will have the right (but not the obligation) at its sole discretion, to repurchase any or all of the shares of Preferred Stock that have not been converted as follows:

Within 12 months – 105% value

Within 13 and 24 months – 110% value

Within 25 – 36 months – 115% value

Greater than 36 months – 120% value

There will be no coupon associated with the Preferred Stock.  The Series “C” Convertible Preferred Stock shall have no voting rights or dividend rights. The asset distribution preference shall be at face value ($3,750,000) and be subordinate to the Series “A” and “B” Convertible Preferred Stock.

Series “D” Preferred Stock

The World Energy Solutions, Inc. (the “Company”) Series “D” Preferred Stock (the “Preferred Stock”) shall entitle the holder of any such shares to vote on each and every matter submitted to a vote of shareholders at a meeting of shareholders.  The Preferred Stock shall have five hundred (500) votes per share with respect to each matter that is submitted to and voted upon by the shareholders and each shareholder group of the Company at a meeting of shareholders.

There will be no coupon associated with the Preferred Stock. The Series “D” Preferred Stock shall have no dividend rights and its asset distribution preference shall be at par value ($.0001) per share and shall be subordinate to the Series “A”, “B”, and “C” Convertible Preferred Stock.

ARTICLE V

Registered Office and Agent

The street address of the registered office of the corporation is 8200 Seminole Boulevard, Seminole, Florida 33772 and the registered agent of the corporation at such address is Clifford J. Hunt, Esquire.

ARTICLE VI

Incorporator

The name and address of the corporation’s incorporator is:

Name

Address

Stephanie R. Conn

220 South Franklin Street

Tampa, Florida 33602

ARTICLE VII

By-Laws

The power to adopt, alter, amend or repeal by-laws of the corporation shall be vested in the shareholders and separately in its Board of Directors, as prescribed by the by-laws of the corporation.

ARTICLE VIII

Indemnification

If in the judgment of a majority of the entire Board of Directors, (excluding from such majority any director under consideration for indemnification), the criteria set forth in § 607.0850(1) or (2), Florida Statutes, as then in effect, have been met, then the corporation shall indemnify any director, officer, employee or agent thereof, whether current or former, together with his or her personal representatives, devisees or heirs, in the manner and to the extent contemplated by § 607.0850, as then in effect, or by any successor law thereto.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation this 16th day of March, 2009.

ECLIPS ENERGY TECHNOLOGIES, INC.

/s/:  Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer